Exhibit 99.1

BrightHy Solutions, a Fusion Fuel company, Forges Strategic Partnership with Sungrow
Hydrogen to Deliver Cutting-Edge Hydrogen Solutions in Iberia

Dublin, Ireland – May 29, 2025 – BrightHy Solutions, a Fusion Fuel company and a leading provider of hydrogen solutions, is proud to announce a strategic agency and partnership agreement with Sungrow Hydrogen, a leading green hydrogen production solution provider specializing in water electrolysis technology. This collaboration aims to accelerate the deployment of cutting-edge hydrogen production equipment in Iberia, combining the expertise of both companies to drive the green energy transition.

The partnership builds on existing collaboration between BrightHy and Sungrow Hydrogen, with both companies already working together on new hydrogen projects in the region. Under this agreement, BrightHy will serve as agent for Sungrow Hydrogen’s products, leveraging its proven engineering capabilities, deep market knowledge, and strong local presence to provide tailored solutions and dedicated support.

Sungrow Hydrogen maintains a world’s leading 30MW Water Electrolysis Hydrogen Production Empirical Platform and a Germany-based Hydrogen Technology Laboratory focused on pioneering hydrogen technologies. With over 550 secured patents and copyrights, the company possesses core competencies for flexible green hydrogen production.

“We are thrilled to partner with Sungrow Hydrogen to bring best-in-class hydrogen production technologies to our markets,” said Mr. Frederico Figueira de Chaves, CEO. “This collaboration not only strengthens our technology portfolio offering but also ensures that customers benefit from both Sungrow Hydrogen’s world-class innovation and BrightHy’s ability to provide expert local support.”

Mr. Chaocai Peng, Chairman of Sungrow Hydrogen, stated, “The technological prowess of Sungrow Hydrogen, coupled with BrightHy’s practical expertise and market reach, will facilitate the seamless integration of hydrogen solutions for industrial and energy applications. We are united in our dedication to spearhead the green hydrogen market by providing efficient, intelligent and safe hydrogen solutions in Iberia.”

As the demand for green hydrogen continues to rise, this partnership represents a key milestone in advancing sustainable energy solutions in Iberia.

About BrightHy Solutions

BrightHy Solutions, a subsidiary of Fusion Fuel Green Plc. (NASDAQ: HTOO) is positioning itself as a leader in the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy is a partner to clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy has a strong and core focus on safety, reliability, and efficiency.

About Sungrow Hydrogen

Sungrow Hydrogen is a leading green hydrogen production solutions provider specializing in advanced water electrolysis technology. As a subsidiary of Sungrow (Stock Code: 300274), it leverages cutting-edge expertise to deliver flexible green hydrogen production system solutions. The company’s core offerings include ALK electrolyzers, PEM electrolyzers, PWM hydrogen production power supplies, gas-liquid separation equipment, hydrogen purification equipment, and intelligent hydrogen management system. Committed to innovation, Sungrow Hydrogen provides “efficient, intelligent, safe” flexible solutions for green hydrogen production, accelerating the global transition to clean energy.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Such risks and uncertainties include, without limitation, the Company’s ability to enter into a definitive share purchase agreement with the shareholders of Target, the ability of the parties to complete their due diligence and all other closing conditions, the Company’s ability to complete the proposed acquisition and integrate Target’s business, the parties’ ability to obtain all necessary regulatory and other consents and approvals in connection with the transaction, the ability of Target to complete the audit process and the possibility that the reported results of its operations for its fiscal years ended April 30, 2025 and 2024 will change materially upon completion of the audit process, and those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 9, 2025, which could cause actual results to differ from the forward-looking statements. These risks, uncertainties and other factors are, in some cases, beyond the parties’ control and could materially affect results. If one or more of these risks, uncertainties or other factors become applicable, or if these underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

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www.fusion-fuel.eu